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                                                                       Exhibit 1

                                        Dated as of January 14, 1995


Corimon, S.A.C.A.
Los Cortijos de Lourdes
Apartado 3654, Caracas 101OA
Venezuela

        I understand that Corimon is concerned about the extent of severance compensation that may be owed to me by Standard Brands Paint Company and/or its subsidiaries (together, the "Company"), in the event of termination of my employment by the Company.

        I agree that, notwithstanding any other prior agreements, board resolutions or other provisions in respect of my severance, upon any such termination, the following severance (and no more) will be acceptable to me:

        Continuation for one year of my base compensation at the $180,000 annual rate.

        I also waive any bonus, success fee or other payment by the Company based on completion of the Corimon investment that is mentioned in the next sentence. This agreement is made in consideration of, and is conditional on Corimon completing, its investment of at least $14 million in the Company.

                                   Very truly yours,


                                   Ronald I. Scharman